EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended June 30, 2017, the Davidson Multi-Cap Equity Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss): $(2,895)
Accumulated Net Realized Gain/(Loss): $2,895

The reclassifications have no effect on net assets or net asset value per share.